Exhibit 99.3

NICE Wins “The Most Innovative System Award” for State-of-the-Art
Advancements in Workforce Management

Recognition applauds NICE WFM Suite for being high on the innovation index and demonstrating maturity in design as well as implementation

Hoboken, N.J., January 7, 2021 – NICE (Nasdaq: NICE) today announced that it has been named the winner of “The Most Innovative System Award” by the Global WFM Chartered Body (GWFM). The award was presented to the NICE Workforce Management (WFM) Suite for its innovative capabilities that demonstrate maturity in design as well as implementation. This coveted award follows a stringent process that includes a judging committee of global WFM thought leaders and CIOs.

The NICE Workforce Management (WFM) Suite empowers organizations to intelligently meet today’s contact center challenges – all in a single, cloud-powered platform. Leveraging AI and innovative capabilities that automate operations, provide accurate forecasting, enable agility in adapting to change and overcome complexity, NICE WFM achieves effective workforce planning, scheduling and optimization to drive business success in a constantly changing business environment. Uniquely, the NICE WFM Suite enables a multi-pronged approach to increasing engagement and delivering highly accurate planning. The solution taps into AI-based tools and automation to help ensure positive employee experiences by enabling work-life balance via flexible scheduling while helping to see that business metrics are met.

Barry Cooper, President, NICE Enterprise Group, said, “This accolade is especially gratifying, reiterating our commitment to innovation that manifests in all of our solutions as well as the exceptional experiences they create. Our Workforce Management Suite specifically is all about people. It’s about how smart technology can make a difference in the lives of agents and managers by making contact center work easier and more productive while ensuring organizations deliver exceptional customer service through accurate staffing.”

Global Workforce Management Professional Chartered Body (GWFM) is an autonomous, not-for-profit, professionally managed organization, playing a key role in grooming leaders for the future. The body is registered in Canada and established in June 2014. GWFM comprises twenty thousand professional members with backgrounds in WFM & HR committed to promoting WFM and enhancing the capability of human capital professionals to compete globally. www.globalwfm.com

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.